Changemaker Edu, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended June 30th, 2025 and 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Changemaker Edu, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of June 30th, 2025 and 2024, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 14, 2026
Vincenzo Mongio

Statement of Financial Position

	As of June 30,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	15,846	-
Prepaid Expenses	83	-
Total Current Assets	15,929	-
TOTAL ASSETS	15,929	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	35,714	-
Line of Credit	11,598	-
Notes Payable - Related Party	46,895	-
Other Liabilities	857	-
Total Current Liabilities	95,064	-
Long-term Liabilities		
Convertible Notes - Related Party	10,000	-
Convertible Notes	30,010	-
Total Long-Term Liabilities	40,010	-
TOTAL LIABILITIES	135,074	-
Commitments & Contingencies (Note 4)		
EQUITY		
Accumulated Deficit	(119,145)	-
Total Equity	(119,145)	-
TOTAL LIABILITIES AND EQUITY	15,929	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 12/19/2023 (Inception)	-	-	-	-	-
Net Income (Loss)	-		-	-	-
Ending Balance 6/30/2024	-	-	-	-	-
Net Income (Loss)	-		-	(119,145)	(119,145)
Ending Balance 6/30/2025	-	-	-	(119,145)	(119,145)

Statement of Operations

	Year Ended June 30,	
	2025	**2024**
Revenue	5,000	-
Cost of Revenue	-	-
Gross Profit	5,000	-
Operating Expenses		
Advertising and Marketing	37,111	-
General and Administrative	85,962	-
Total Operating Expenses	123,073	-
Operating Income (loss)	(118,073)	-
Other Income		
Interest Income	300	-
Other	2,400	-
Total Other Income	2,700	-
Other Expense		
Interest Expense	3,772	-
Total Other Expense	3,772	-
Earnings Before Income Taxes	(119,145)	-
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(119,145)	-

Statement of Cash Flows

	Year Ended June 30,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(119,145)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	35,714	-
Line of Credit	11,598	-
Prepaid Expense	(83)	-
Other	857	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	48,086	-
Net Cash provided by (used in) Operating Activities	(71,059)	-
FINANCING ACTIVITIES		
Notes Payable - Related Party	46,895	-
Convertible Notes - Related Party	10,000	-
Convertible Notes	30,010	-
Net Cash provided by (used in) Financing Activities	86,905	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	15,846	-
Cash at end of period	15,846	-

Changemaker Edu, Inc.
Notes to the Unaudited Financial Statements
June 30th, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Changemaker Edu, Inc. ("the Company") is an education company, originally formed as Changemaker EDU LLC on December 19, 2023 and converted into a C-Corporation on August 29, 2024 that supports the launch and operation of microschools across the United States through a non-franchise affiliate network model. It provides coaching, curriculum frameworks, operational systems, and ongoing support to independent founders who launch and operate locally owned microschools. Revenue is currently generated through founder program fees and future revenue is expected from a combination of coaching programs, licensing agreements, and revenue-sharing arrangements with affiliated microschools. As of the current reporting period, the Company is in an early-stage phase, focused on refining its model, supporting initial founders, and building proof of concept for scalable growth.

The Company is conducting a crowdfunding campaign under regulation CF in 2026 to raise capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on June 30th. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Founder Program Fees: The Company generates revenue from founder program fees, which provide coaching, operational support, and access to resources for individuals launching microschools. The Company's performance obligation is to deliver coaching, support, and access to resources over the program period. Payments are typically collected upfront or in installments over a short-term period. These arrangements do not contain a significant financing component. The Company acts as the principal in providing coaching and operational support services and ultimately as a network of microschools generating year over year revenue share as the Company scales. Payments are generally non-refundable once services have commenced, and the Company does not have significant obligations related to returns or refunds.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of June 30th, 2025.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determined deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it will be able to realize their deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has entered into convertible note agreement with a family member of the founder for the purposes of funding operations totaling $10,000. The interest on the note is 8%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity on August 29th, 2029. Payment is required if demanded by the holder at maturity. The note is convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

The founder has provided financing to the Company in the form of a loan totaling approximately $50,000 to support operations. The funds were obtained by the founder through a personal bank loan agreement entered into in September 2024 at an interest rate of 10.99% with a maturity date of September 2031, and subsequently contributed to the Company. The loan from the founder to the Company does not accrue interest and is due on demand. The balance of the loan was $46,895 as of June 30, 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of loan and a convertible note from related parties.

The Company has entered into various convertible note agreements for the purposes of funding operations. The interest on the notes were 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities on August 29th, 2029. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

The Company maintains a revolving line of credit with a credit limit of $45,000. The line of credit bears a fixed interest rate of 12.50% per annum. The line of credit is subject to a draw period, after which no further advances may be made and the outstanding balance becomes repayable over a fixed period. The line of credit is personally guaranteed by the principal owner of the Company. The balance of the line of credit payable was $11,598 as of June 30th, 2025.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	58,493
2027	-
2028	-
2029	40,010
2030	-
Thereafter	-

NOTE 6 – EQUITY

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001 per share. No shares were issued or outstanding as of June 30th, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30th, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 14, 2026, the date these financial statements were available to be issued.

In March 2026, the Company adopted an equity incentive plan reserving approximately 3,000,000 shares of common stock for future issuance to employees, advisors, and other service providers. The financial impact will depend on future equity grants under the plan.

The Company issued 7,000,000 shares of common stock to its founder.

The Company has entered into convertible note agreement for the purposes of funding operations totaling $15,000. The interest on the note is 8%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity on August 29th, 2029. Payment is required if demanded by the holder at maturity. The note is convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

The Company launched an equity crowdfunding campaign on the Wefunder platform in March 2026, seeking to raise up to $500,000 through the issuance of SAFEs. The final amount raised and resulting financial impact will depend on the outcome of the campaign.

The founder provided additional financing to the Company in the form of loans to support ongoing operations totaling $15,000. The loan contains an interest rate of 5% and a maturity date of August 2027.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.